Item 77I - DWS U.S. Government Securities Fund

Effective August 18, 2006, Class M shares of the Fund converted into Class S shares of the Fund. The conversion was not a taxable event for shareholders.

The characteristics and features of Class M and Class S shares are similar, except as noted below.

Class M shares were created in connection with the reorganization of Scudder Intermediate Government & Agency Trust into DWS U.S.
Government Securities Fund, and holders of Class M shares are not able to acquire additional Class M shares, except through reinvestment of dividends and distributions.

Class S shares generally have an initial investment minimum of $2,500 ($1,000 for IRAs), and would be available to the current Class M shareholders for additional purchases following the conversion. Class M shareholders at the time of the conversion will not be required to bring their accounts up to the initial investment minimum amount. Class S shares have an investment minimum of $50 for additional investments and for exchanges between existing accounts. The expenses for Class S shares are expected to be the same or lower than those for Class M shares currently outstanding, taking into account the advisor's agreement to cap expenses for Class S shares for approximately three years following the conversion.

Class S shares are generally only available to new investors through fee-based programs of broker-dealers and registered investment advisors who typically charge ongoing fees for services they provide and through certain group retirement plans. Please see the fund's prospectuses for additional information.










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